Exhibit 99.1

Abstract Highlighting Titan Medical’s SPORT Surgical System Presented at the American Association of Gynecologic Laparoscopists Global Congress

TORONTO--(BUSINESS WIRE)--November 15, 2018--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in single-port minimally invasive surgery (“MIS”), announces an abstract titled “Reverse Objective Structured Assessment of Technical Skills (Reverse-OSATS) as a means of measuring the capability of the Titan Medical SPORT Surgical System on core surgical principles” was presented yesterday at the American Association of Gynecologic Laparoscopists (AAGL) 2018 Global Congress. The abstract was presented by Chetna Arora, M.D., who also authored the abstract along with Arnold P. Advincula, M.D. (both from Columbia University Medical Center) and William B. Burke, M.D. (Stony Brook Cancer Center). The abstract is available for viewing here.

The 47th AAGL Global Congress Annual Meeting was held in Las Vegas from November 11-15.

David McNally, Titan’s President and CEO, said, “The abstract presented at the AAGL concluded that the SPORT advanced prototype system was able to successfully perform all the necessary surgical tasks including grasping, cutting, dissection, suturing and electrocautery during the study. This further validates the broader design direction and offers unique insights into the fine-tuning of the SPORT system for single-incision surgery. With our continued emphasis on publications throughout 2018, we now have a total of nine accepted and presented peer-reviewed abstracts based on the extensive preclinical work accomplished earlier this year. The presentation of this abstract at the AAGL meeting broadens awareness for the SPORT system among our potential customers.”

The complete SPORT Preclinical Publications List is available for viewing here.

Dr. Advincula said, “The Objective Structured Assessment of Technical Skills is a well-accepted methodology for measuring the skills of the surgeons. A novel use of this assessment tool allowed us to reverse the focus to score the prototype functions. The core surgical principals of Respect for Tissue (RFT), Time and Motion (TM) and Instrument Handling (IH) were graded for a variety of necessary surgical tasks. It was exciting to see that even in its advanced prototype stage, the SPORT system demonstrated successful performance in each of those necessary surgical tasks. This exercise also allowed us to provide constructive product feedback for fine-tuning of the technology for GYN surgeons interested in performing single-incision robotic surgery.”

About AAGL

AAGL is one of the largest medical specialty societies focused on gynecologic surgery and includes more than 7,500 physicians and health care providers committed to advancing minimally invasive gynecologic surgery (MIGS). AAGL’s Annual Global Congress is the premiere scientific event that provides the world’s finest gynecologic surgeons with the latest education and best practices in MIGS. The theme of AAGL’s 47th Global Congress is “Honoring Our Legacy as we Unite to Elevate Gynecologic Surgery” and will focus on clinically relevant topics as well as recent developments, instrumentation and surgical techniques presented by expert faculty. AAGL’s Global Congress embodies their global commitment to women’s healthcare by providing continuing medical education to physicians and professionals to further promote the well-documented high standards of minimally invasive gynecologic surgery.

About Titan Medical

Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2018 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

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Kim Sutton Golodetz
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or
Bruce Voss
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